No Act
PE 02/03/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




11006007

February 28, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-28-2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated February 3, 2011

Dear Mr. Mueller:

This is in response to your letter dated February 3, 2011 concerning the shareholder proposal submitted to GE by John Hepburn. We also have received a letter from the proponent dated February 9, 2011. On January 21, 2011, we issued our response expressing our informal view that GE could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Hepburn

*** FISMA & OMB Memorandum M-07-16 ***

From: John Hepburn | *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, February 09, 2011 10:45 PM
To: shareholderproposals
Cc: Mueller; Lori Zyskowski
Subject: General Electric Company - Shareowner Proposal of John Hepburn

February 9, 2011

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100F Street, NE
Washington DC 20549

Re: **General Electric Company**
Shareowner Proposal of John Hepburn
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

I have read the eight-page letter plus exhibits, dated February 3, 2011, to you from Mr. Mueller of Gibson, Dunn & Crutcher LLP on behalf of General Electric Company.

All I can add is that it is disappointing that the Directors of our company, who have authorized this effort to deny the inclusion of my proposal in the 2011 Proxy Statement, convey the clear impression that they consider the company's several million shareowners have neither sufficient intelligence, nor the ability to exercise prudent judgment, if given the opportunity to vote on it.

I respectively request that the Office of the Chief Counsel confirms its decision of January 21, 2011.

Yours truly,

John Hepburn

Copies : R.O. Mueller, Gibson, Dunn & Crutcher LLP
L. Zyskowski, General Electric Company

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

February 3, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Request for Reconsideration
Shareowner Proposal of John Hepburn
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 14, 2010, General Electric Company (the "Company") submitted a letter (the "Initial Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof (the "Supporting Statements") received from John Hepburn (the "Proponent"), relating to certain stock option grants awarded to executives of the Company in 2009 and 2010. The Initial Request indicated, among other things, our belief that the Proposal could be excluded from the 2011 Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On January 10, 2011, the Proponent submitted a letter to the Staff (the "Response Letter") responding to the Initial Request and disputing the Company's characterization of the Proposal as vague and indefinite.

On January 21, 2011, the Staff issued a response to the Initial Request stating that, based on the arguments presented, it was unable to concur in our view that the Company may exclude the Proposal under Rule 14a-8(i)(3).

We continue to believe that the Proposal is false and misleading because the Proposal is so inherently vague and indefinite that neither the shareowners voting on the Proposal, nor the Company in implementing the Proposal, would be able to determine its intended effect or determine with any reasonable certainty exactly what actions or measures the Proposal requires. We further believe that the Staff's January 21, 2011 letter is inconsistent with established precedent that concurs with the exclusion under Rule 14a-8(i)(3) of proposals that request certain actions but use vague references to define those actions. Accordingly, we are submitting this request for reconsideration to more fully address aspects of the Proposal that we believe are vague, false and misleading, and to respectfully request that the Staff reconsider its January 21, 2011 response and concur in our view that the Proposal may be excluded under Rule 14a-8(i)(3).

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal requests that the Company's Board of Directors (the "Board") withdraw an amount of stock options granted to certain executive officers in 2009 and 2010 so as to "leave the remainder close to levels granted in the years 2002 through 2008." As stated in the Initial Request, the Proposal is inherently vague and indefinite when examined in the context of the Company's actual historic option grant practice. The Supporting Statements and Proponent's attempts to explain the Proposal in the Response Letter demonstrate that ambiguity: references in the Supporting Statements to historic grants to Vice-Chairmen of being "around 300,000" each year are not accurate, and neither the Supporting Statements nor the Response Letter provide any clarity as to what level of option grants to other executive officers would be treated as "close to levels granted in the years 2002 through 2008."

The Staff has long held that proposals that require compensation to be set at a specified level can be excluded under Rule 14a-8(i)(3) when the standard referenced is vague and imprecise. For example, in *AT&T Corp.* (avail. Mar. 7, 2002), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(3) that requested certain actions be taken until the company returned to a "respectable" level of profitability and the company's share price increased "considerably." Similarly, in reliance on Rule 14a-8(i)(3) the Staff has also concurred with the exclusion of proposals seeking to reduce particular components of executive compensation or benefits where the proponent attempted to establish reduction targets by reference to past levels of compensation. In *International Business Machines Corp.* (avail. Feb. 2, 2005), the proposal provided that the officers and directors responsible for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993." While it was clear that the proposal wanted the company to reduce some officers' and directors' compensation, the Staff concurred that the proposal's references to the "responsible" officers and directors and to pay being "reduced to the level prevailing in 1993" were vague and indefinite. Just as with these precedents, when the specific facts are examined, although it is clear that the Proposal is seeking to have some executives' stock options reduced in size, the Proposal requires more, in that the reduction must be so as to "leave the remainder close to levels granted in the years 2002 through 2008." In that respect, the action required by the Proposal is vague and indefinite, so that neither a reasonable shareowner nor the Company could conclude with any degree of certainty the actions that would be requested by or necessary to implement the Proposal.[1]

Contrary to the Proponent's assertion in the Response Letter, the Proposal is no clearer when read in the context of the specific facts set forth in the Company's proxy statement. The Supporting Statements state that "[f]or the four Vice-Chairmen of the company the numbers of options granted each year were around 300,000." In the Response Letter, the Proponent notes that shareowners will be able to view the "Outstanding Equity Awards at Fiscal Year-End" table in the Company's proxy statement and "will be able to tie in my proposal very easily to these tables for the four Vice-Chairmen." The Response Letter goes on to assert that the "remainder" referenced in the Proposal can be set at 300,000 options, "the same number as awarded in 2008, being a figure close to the arithmetic mean and arithmetic average – 295,000 and 283,500 respectively – over the years 2002 through 2008." *See* Response Letter, p. 1. The Proponent goes on to argue that these "straightforward calculations" demonstrate that it is reasonable to suppose that shareowners will find the Proposal to be clear and direct.

There are three faults with the Proponent's explanation in the Response Letter. First, the Proposal does not request that the number of options granted to the Vice Chairmen be reduced to "the same number as awarded in 2008" or to "a figure close to the arithmetic mean and arithmetic average ... over the years 2002 through 2008." Second, even if the Proposal's reference to "close" would be interpreted as meaning an average or mean, applying the approach explained in the Response Letter does not result in numbers that are "close" to 300,000. Third, the Proposal is not limited to taking action with respect to the Vice-Chairmen, but also requires that action be taken with respect to other executives, and as applied to the other executives covered by the Proposal, there is no guidance in the Proposal,

---

[1] To support his contention that the Proposal is neither vague nor misleading, the Proponent in the Response Letter states that the Proposal is "very similar" to a proposal that the Proponent submitted to the Company in 2009 (the "2009 Proposal"). That proposal, which the Staff permitted the Company to exclude on the basis of Rule 14a-8(i)(10), however, requested that the Board explore with certain executive officers the renunciation of certain stock option grants that were specifically identified in the 2009 Proposal (specifically, options granted to executives on March 12 and July 23, 2009). *See General Electric Co.* (avail. Jan. 23, 2010). Unlike the Proposal, the 2009 Proposal had a clear and unambiguous description of the action requested in the 2009 Proposal, so that the Company was able to substantially implement the 2009 Proposal. The 2009 Proposal did not contain the same vague and indefinite reference that exists with the Proposal. As such, the 2009 Proposal should bear no weight on the Staff's determination regarding the Proposal.

the Supporting Statements or the Response Letter as to what amount would be "close to levels granted in the years 2002 through 2008." We address each of these points below.

The total grants awarded to the Company's four current Vice-Chairmen from 2002-2008, as reflected in the "Outstanding Equity Awards at Fiscal Year-End" table referenced by the Proponent in the Response Letter and appearing in the Company's Notice of 2010 Annual Meeting and Proxy Statement,[2] are set forth in the following Table 1:

TABLE 1

Name	2002	2003	2004	2005	2006	2007	2008
Keith Sherin	350,000	240,000	270,000	300,000	250,000	275,000	300,000
John Rice	350,000	240,000	270,000	300,000	250,000	275,000	300,000
Michael Neal	250,000	180,000	210,000	240,000	250,000	275,000	300,000
John Krenicki	100,000	90,000	120,000	150,000	137,500	157,500	225,000

The Proposal does not request that the number of options granted to the Vice-Chairmen be reduced to "the same number as awarded in 2008" or to "a figure close to the arithmetic mean and the arithmetic average ... over the years 2002 through 2008." Instead, it requires that the number be reduced to "leave a remainder close to levels granted in the years 2002-2008." This table demonstrates that the number of options granted to the Vice-Chairmen over the covered years varied significantly from the 300,000 number referenced in the Supporting Statements and in the Response Letter. For one of the Vice Chairman, the largest grant during the time period was 25% below 300,000, and another received only one 300,000 option grant. Thus, the 300,000 option reference in the Supporting Statements does not accurately describe the option grants that shareowners would see when they review the option holdings of the Vice-Chairmen. As a result, the Supporting Statements do not provide any guidance, and are misleading in the context of the actual facts, on what level of option reduction would satisfy the Proposal's "close to levels granted in the years 2002 through 2008" standard.

If, as suggested in the Response Letter, the Supporting Statements' reference to 300,000 options is intended to mean looking only at grants in 2008, that explanation clearly conflicts with the reference in the Proposal to "levels granted in the years 2002 through 2008." Similarly, if the Proposal is intended to have shareowners and the Company look at the size

[2] *See* Exhibit A, *available at*: http://sec.gov/Archives/edgar/data/40545/000119312510048722/ddef14a.htm

of the average or arithmetic mean grant over the years,[3] then the average grant to Mr. Neal over the specified time was 243,591 and the average grant to Mr. Krenicki over the specified time was 140,000, neither of which numbers is "close" to 300,000. The average annual grant based on all of the grants to the Vice Chairmen yields a result of only 237,678.57. Whatever numbers the Proponent was looking at to calculate the "close" numbers set forth in the Response Letter, his explanation is not supported by the language of the Proposal or by the actual past option grant information. Thus, neither the 300,000 option reference in the Supporting Statements nor the calculations in the Response Letter demonstrate that the reference to amounts "close to levels granted in the years 2002 through 2008" is clear and unambiguous. The Proposal, the Supporting Statements and the Response Letter provide no standard for determining and interpreting the level of grants that is "close" to levels actually granted in 2002 through 2008.

Equally important, the option grants to the Vice Chairmen are only a part of the options that are the subject of the Proposal. While the Proponent relies on the Company's proxy disclosures to argue that shareowners will be able to understand the Proposal, this ignores the fact that the options that were granted to the other executive officers who are the subject of the Proposal will not be disclosed in the 2011 Proxy Materials, and shareowners have no readily available basis to discern how many options such officers would have to relinquish to satisfy the Proposal. The Response Letter avoids this point entirely, misstating the number of remaining executive officers affected by the Proposal and providing only the ambiguous statement, "With respect to the other six executives I believe it is fair and reasonable that shareowners would expect the Directors to determine figures which maintain equity within the group of nine . . . ." Response Letter, p. 1. Again, however, the Proponent's explanation of what the Proposal requires differs from the language of the Proposal: determining "figures which maintain equity within the group of nine" is not the standard set forth in the Proposal, and as discussed below, neither shareowners nor the Company would be able to determine what action is required to implement the Proposal with respect to the other executives.

The Proposal's Supporting Statements state that "[s]tock awards ranging up to 80,000 per officer were also awarded each year until 2008." The Response Letter makes clear, however, that this statement gives no guidance on how to interpret the Proposal, since the reference "clearly states the 80,000 relates to stock awards – not to options." Since the Proposal only requests that the Company withdraw "stock options" granted to its executives, the reference

---

[3] Although the Response Letter refers to the "arithmetic mean" and the "arithmetic average" as being two different numbers, those terms are generally interpreted as both referring to the average of a series of numbers.

to "80,000 stock awards" has no relevance and provides no guidance on how to implement the Proposal. Thus, neither the Proposal nor the Supporting Statements provide any guidance that would enable shareowners or the Company to know what is being referenced or how to interpret the Proposal's requirement that the number of options granted to other executives be reduced to be "close to levels granted in the years 2002 through 2008."

With respect to "executive officers" within the meaning of Section 16 under the Exchange Act, if shareowners were to examine all of the Forms 4 filed with the Commission, they would find the results set forth in Table 2.[4]

As is clearly shown in Table 2, the number of options granted to the five executive officers other than the Vice-Chairmen varies widely both with respect to each executive and as among all of the other executives. The number of options awarded during the 2002-2008 period to these officers averages 71,789.47 options per year, with a range from 24,000 to 175,000. Individual officers' grants in several cases more than double over the period from 2002-2008. For these officers, there is no way to determine a number that is "close" to the level of their past grants, and the Proposal and Supporting Statements give no guidance. Even the Proponent is not able to explain the action required under the Proposal, suggesting in the Response Letter only that the Proposal requires that the other officers' grants be adjusted to amounts that are "fair and reasonable" to "maintain equity within the group of nine," a standard that is different from the one required under the Proposal.

TABLE 2[5]

Name	2002	2003	2004	2005	2006	2007	2008
Jamie Miller	n/a	n/a	n/a	n/a	n/a	n/a	50,000

[4] Importantly, however, because some of the other executives who received option grants that are to be "withdrawn" under the Proposal were not subject to Section 16 reporting obligations over all of the years referenced in the Proposal, shareowners looking at Form 4 filings would not be able to evaluate the number of options that is "close to levels granted in the years 2002 through 2008." Moreover, as noted in the Initial Request, one of those nine persons whose grants are reported on Forms 4 filed under Section 16 is the Company's chief accounting officer, who is a vice president but is not among the Company's "Corporate Executives," identified on the "Executive Leaders" page of the Company's website. Conversely, while the Company has ten officers who are subject to the requirement to file Forms 4 under Exchange Act Section 16 (which includes the Company's chief executive officer, who did not receive option grants on the dates discussed in the supporting statement), the Company has twenty-two "Corporate Executives" as identified on the "Executive Leaders" page of the Company's website.

[5] Table 2 is comprised of information compiled from the Forms 4 filed with the Commission by each individual officer listed therein.

John Lynch	n/a	n/a	n/a	n/a	n/a	62,500	87,500
Brackett Denniston III	n/a	n/a	75,000	105,000	125,000	150,000	175,000
Pamela Daley	n/a	n/a	60,000	66,000	60,000	70,000	87,500
Kathryn Cassidy	n/a	24,000	30,000	24,000	27,500	35,000	50,000

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(3) of shareowner proposals with vague terms or references, including proposals regarding changes to compensation policies and procedures. *See Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareowner approval for certain senior management incentive compensation programs because the proposal was vague and indefinite); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced). In *General Electric Co.* (avail. Feb. 5, 2003), the proposal sought "shareholder approval for all compensation for Senior Executives and Board members" which exceeded certain thresholds. There, the Staff concurred with the Company's argument that the proposal was vague because shareowners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand which types of compensation the proposal would have affected.

The Staff also consistently has concurred with the exclusion of proposals requiring that an action be taken to implement a specifically referenced standard, but that fail to adequately describe that standard. *See Eastman Kodak Co.* (avail. Mar. 3, 2003) (concurring in the exclusion of a proposal that sought to cap executive salaries at a set amount "to include bonus, perks [and] stock options" because the proponent failed to define key terms and failed to provide guidance on how options were to be valued); *PepsiCo Inc.* (avail. Feb. 18, 2003) (same); *General Electric Co.* (avail. Jan. 23, 2003) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal requesting "an individual cap on 'salaries and benefits' of one million dollars for GE officers and directors" because the proponent failed to define "benefits" or provide guidance on how such benefits should be measured). *Cf. Alcoa Inc.* (avail. Dec. 24, 2002) (Staff concurred with exclusion of a proposal requesting "full implementation of these human rights standards" and a program to monitor compliance with "these standards" as vague even though the supporting statement referenced certain workplace human rights principles); *NYNEX Corp.* (avail. Jan. 12, 1990) (concurring in the exclusion under Rule 14a-8(i)(3) of a shareowner proposal requesting that the company not interfere in government policies of foreign nations because the company would be required to make a highly subjective determination concerning what constitutes "interference" without guidance from the proposal).

As with the precedent cited in this letter, the Proposal is comparable to numerous others that have sought to have a company implement specific guidelines or objectives but have failed to adequately describe or define those objectives either within the text of the proposal itself or by reference to an easily understood standard. As set forth above, the Proponent's assertion that the number of stock options awarded to the Company's Vice-Chairmen from 2002-2008 was "close" to 300,000 is not borne out by the information referenced by the Proponent in support of his position or by the information that shareowners would view in the Company's proxy statement. As well, the Response Letter makes clear that the Proposal offers no basis for shareowners to determine the amount of options that would be withdrawn from other executive officers. In each case, the Proponent's interpretation of the Proposal as explained in the Response Letter differs from the actual language of the Proposal. Accordingly, we believe that the Proposal may be excluded from the 2011 Proxy Materials as impermissibly vague and indefinite pursuant to Rule 14a-8(i)(3). Therefore, we request that the Staff reconsider its January 21, 2011 response and permit the exclusion of the Proposal.

We respectfully request expeditious consideration of our request by February 25, 2011, as the Company is scheduled to begin printing its 2011 Proxy Materials on March 1, 2011. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Sincerely,



Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company
John Hepburn

101013201_6.DOC

GIBSON DUNN

Exhibit A

Table of Contents

2009 Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of stock option and stock awards by the named executives. This table includes unexercised and unvested option awards, unvested RSUs and PSUs with vesting conditions that were not satisfied as of December 31, 2009. Each equity grant is shown separately for each named executive. The vesting schedule for each outstanding award is shown following this table, based on the option or stock award grant date. The option exercise prices shown below indicate rounding with respect to prices prior to 2000, which extended to four decimal points. For additional information about the stock option and stock awards, see the description of equity incentive compensation in the Compensation Discussion and Analysis on page 24.

	Option Awards					Stock Awards				
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Immelt						7/3/1989	60,000	$ 907,800		
						12/20/1991	72,000	1,089,360		
						6/23/1995	75,000	1,134,750		
						6/26/1998	112,500	1,702,125		
	9/22/2000	350,000		$ 57.31	9/22/2010					
	11/24/2000	200,000		49.38	11/24/2010					
						11/24/2000	150,000	2,269,500		
	7/26/2001	800,000		43.75	7/26/2011					
	9/26/2001	400,000		35.48	9/26/2011					
	9/13/2002	1,000,000		27.05	9/13/2012					
						9/16/2005			250,000[2]	$ 3,782,500
						9/8/2006			250,000	3,782,500
						11/2/2007			150,000	2,269,500
						12/11/2008			150,000	2,269,500
						12/31/2009			150,000	2,269,500
Sherin						12/20/1996	30,000	$ 453,900		
						6/26/1998	45,000	680,850		
						7/29/1999	30,000	453,900		
						6/2/2000	30,000	453,900		
	9/22/2000	150,000		$ 57.31	9/22/2010					
	7/26/2001	225,000		43.75	7/26/2011					
						9/10/2001	25,000	378,250		
	9/26/2001	112,500		35.48	9/26/2011					
	9/13/2002	350,000		27.05	9/13/2012					
	9/12/2003	240,000		31.53	9/12/2013					
						9/12/2003	62,500	945,625		
	9/17/2004	270,000		34.22	9/17/2014					
	9/16/2005	240,000	60,000	34.47	9/16/2015					
						9/16/2005	33,334	504,343		
	9/8/2006	150,000	100,000	34.01	9/8/2016					
						9/8/2006	41,667	630,422		
	9/7/2007	110,000	165,000	38.75	9/7/2017					
						9/7/2007	55,001	832,165		
						6/5/2008	80,000	1,210,400		
	9/9/2008	60,000	240,000	28.12	9/9/2018					
						9/9/2008	80,000	1,210,400		
	3/12/2009		1,000,000	9.57	3/12/2019					
	7/23/2009		800,000	11.95	7/23/2019					

Table of Contents

	Option Awards					Stock Awards				
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Krenicki						6/26/1998	10,000	$ 151,300		
						7/29/1999	10,000	151,300		
						6/22/2000	13,334	201,743		
	9/22/2000	35,000		$ 57.31	9/22/2010					
	7/26/2001	60,000		43.75	7/26/2011					
						9/10/2001	13,334	201,743		
	9/26/2001	30,000		35.48	9/26/2011					
	9/13/2002	100,000		27.05	9/13/2012					
	9/12/2003	90,000		31.53	9/12/2013					
						9/12/2003	31,250	472,813		
	9/17/2004	120,000		34.22	9/17/2014					
	9/16/2005	120,000	30,000	34.47	9/16/2015					
						9/16/2005	16,667	252,172		
						7/27/2006	37,500	567,375		
	9/8/2006	82,500	55,000	34.01	9/8/2016					
						9/8/2006	22,917	346,734		
						7/26/2007	30,000	453,900		
	9/7/2007	63,000	94,500	38.75	9/7/2017					
						9/7/2007	31,500	476,595		
						6/5/2008	40,000	605,200		
	9/9/2008	45,000	180,000	28.12	9/9/2018					
						9/9/2008	60,000	907,800		
	3/12/2009		900,000	9.57	3/12/2019					
	7/23/2009		800,000	11.95	7/23/2019					
Neal						6/24/1994	60,000	$ 907,800		
						6/23/1995	75,000	1,134,750		
						6/26/1998	45,000	680,850		
						7/29/1999	30,000	453,900		
						6/22/2000	30,000	453,900		
						7/27/2000	7,500	113,475		
	9/22/2000	125,000		$ 57.31	9/22/2010					
	7/26/2001	160,000		43.75	7/26/2011					
	9/26/2001	80,000		35.48	9/26/2011					
	9/13/2002	250,000		27.05	9/13/2012					
	9/12/2003	180,000		31.53	9/12/2013					
						9/12/2003	37,500	567,375		
	9/17/2004	210,000		34.22	9/17/2014					
						7/1/2005	150,000	2,269,500		
	9/16/2005	192,000	48,000	34.47	9/16/2015					
						9/16/2005	26,667	403,472		
	9/8/2006	150,000	100,000	34.01	9/8/2016					
						9/8/2006	41,667	630,422		
	9/7/2007	110,000	165,000	38.75	9/7/2017					
						9/7/2007	55,001	832,165		
	9/9/2008	60,000	240,000	28.12	9/9/2018					
						9/9/2008	80,000	1,210,400		
	3/12/2009		1,000,000	9.57	3/12/2019					
	7/23/2009		800,000	11.95	7/23/2019					

Table of Contents

	Option Awards					Stock Awards				
Name of Executive	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1]
Rice						6/23/1995	45,000	$ 680,850		
						6/26/1998	60,000	907,800		
						7/29/1999	30,000	453,900		
						7/27/2000	30,000	453,900		
	9/22/2000	150,000		$ 57.31	9/22/2010					
	7/26/2001	225,000		43.75	7/26/2011					
						9/10/2001	25,000	378,250		
	9/26/2001	112,500		35.48	9/26/2011					
	9/13/2002	350,000		27.05	9/13/2012					
	9/12/2003	240,000		31.53	9/12/2013					
						9/12/2003	62,500	945,625		
	9/17/2004	270,000		34.22	9/17/2014					
						7/1/2005	150,000	2,269,500		
	9/16/2005	240,000	60,000	34.47	9/16/2015					
						9/16/2005	33,334	504,343		
	9/8/2006	150,000	100,000	34.01	9/8/2016					
						9/8/2006	41,667	630,422		
	9/7/2007	110,000	165,000	38.75	9/7/2017					
						9/7/2007	55,001	832,165		
	9/9/2008	60,000	240,000	28.12	9/9/2018					
						9/9/2008	80,000	1,210,400		
	3/12/2009		1,000,000	9.57	3/12/2019					
	7/23/2009		800,000	11.95	7/23/2019					

1 The market value of the stock awards and the equity incentive plan awards represents the product of the closing price of GE stock as of December 31, 2009, which was $15.13, and the number of shares underlying each such award. The market value for the equity incentive plan awards, representing PSUs, also assumes the satisfaction of both the cumulative total shareowner return condition and the average cash flow from operating activities condition as of December 31, 2009.

2 Additional information on the actual value realized by Mr. Immelt on this award is in the Compensation Discussion and Analysis on page 19.

Table of Contents

Option Awards Vesting Schedule

The table below shows the vesting schedule of unexercisable options reported in the "Number of Securities Underlying Unexercised Options—Unexercisable" column of the table above.

Grant Date	Vesting Schedule
9/16/2005	100% vests in 2010
9/8/2006	50% vests in 2010 and 2011
9/7/2007	33% vests in 2010, 2011 and 2012
9/9/2008	25% vests in 2010, 2011, 2012 and 2013
3/12/2009	20% vests in 2010, 2011, 2012, 2013 and 2014
7/23/2009	20% vests in 2010, 2011, 2012, 2013 and 2014

Stock Awards Vesting Schedule

The table below shows the vesting schedule of stock awards that have not vested reported in the "Stock Awards" columns of the table above.

Grant Date	Name of Executive[1]	Vesting Schedule
7/3/1989		100% vests in 2021
12/20/1991		100% vests in 2021
6/24/1994		100% vests in 2018
6/23/1995	Neal	100% vests in 2018
6/23/1995	Immelt, Rice	100% vests in 2021
12/20/1996		100% vests in 2023
6/26/1998	Krenicki	50% vests in 2010 and 2011
6/26/1998	Neal	100% vests in 2018
6/26/1998	Immelt, Rice	100% vests in 2021
6/26/1998	Sherin	100% vests in 2023
7/29/1999	Krenicki	50% vests in 2010 and 2011
7/29/1999	Neal	100% vests in 2018
7/29/1999	Rice	100% vests in 2021
7/29/1999	Sherin	100% vests in 2023
6/2/2000		100% vests in 2023
6/22/2000	Krenicki	50% vests in 2010 and 2011
6/22/2000	Neal	100% vests in 2018
7/27/2000	Neal	100% vests in 2018
7/27/2000	Rice	100% vests in 2021
11/24/2000		100% vests in 2021
9/10/2001	Krenicki	50% vests in 2010 and 2011
9/10/2001	Rice	100% vests in 2021
9/10/2001	Sherin	100% vests in 2023
9/12/2003	Krenicki	20% vests in 2010 and 2011, 60% vests in 2013
9/12/2003	Neal	50% vests in 2013 and 2018
9/12/2003	Rice	50% vests in 2013 and 2021
9/12/2003	Sherin	50% vests in 2013 and 2023
7/1/2005		33% vests in 2010, 2015 and 2016
9/16/2005		100% vests in 2010
7/27/2006		33% vests in 2011, 2013 and 2016
9/8/2006		100% vests in 2011
7/26/2007		33% vests in 2010, 2011 and 2012
9/7/2007		33% vests in 2010, 2011 and 2012
11/2/2007		100% vests in 2012
6/5/2008		25% vests in 2010, 2011, 2012 and 2013
9/9/2008		25% vests in 2010, 2011, 2012 and 2013
12/11/2008		100% vests in 2014
12/31/2009		100% vests in 2015

[1] All named executives with awards on this date have the same vesting schedule, unless otherwise indicated.